2121 SOUTH EL CAMINO REAL

San Mateo, California 94403

August 16, 2013

VIA EDGAR AND OVERNIGHT DELIVERY

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549-3628

Attention:  Mr. Mark P. Shuman, Branch Chief – Legal

Mr. Gabriel Eckstein

Re:	Selectica, Inc. Registration Statement on Form S-3 Filed July 9, 2013 File No. 333-189855

Ladies and Gentlemen:

On behalf of Selectica, Inc. (“Selectica”), this letter responds to the comments you provided on behalf of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”), as set forth in your letter to us dated August 1, 2013 in relation to the Company’s Registration Statement on Form S-3 filed on July 9, 2013 (the “Form S-3”). For your convenience, the paragraphs in italics below restate the numbered paragraphs in the Staff’s comment letter. The discussion below each such paragraph is Selectica’s responses to the Staff’s comments.

Prospectus Summary

The Offering, page 2

1.

You disclose that at least some of the warrants relating to shares to be offered and sold by Lake Street had not been issued as of the filing date. In your response letter tell us why the warrants had not yet been issued. Provide your analysis of whether the offer and sale of those warrants was complete at the time the resale registration statement was filed. Your response should explain whether the terms of the warrant sale were fixed and binding on the parties and should explain the extent to which performance of the parties under the agreement for the warrant issuance had been completed prior to the filing date. With your response, please provide a copy of the agreement governing the terms on which the warrants are earned by Lake. For guidance, refer to Question 139.11 of the Securities Act Compliance and Disclosure Interpretations.

Company Response:

The Company respectfully acknowledges the Staff’s comment and notes that Lake Street Capital Markets, LLC (“Lake Street”) was the Company’s placement agent in connection with the offer and sale of the shares of stock and warrants to the investors in the private placement financing that is related to the Form S-3. Lake Street was not an investor in the financing, but received the nominal warrants referenced in the Form S-3 as part of the fee due to Lake Street on account of their services in the financing. A copy of the engagement letter between Lake Street and the Company, which governs the terms by which the warrants were earned, has been provided to the Staff with this response letter on a supplemental basis. The shares underlying Lake Street’s warrants were included for registration on the Form S-3 as a courtesy to Lake Street. However, the Company is under no obligation to register such shares and accordingly, in order to simplify the registration and expedite the registration of the shares the Company is required to register, the Company has amended the Form S-3 (the “Amendment”) to remove from registration the 27,263 common shares issuable upon exercise of the Lake Street warrants.

United States Securities and Exchange Commission

August 16, 2013

Page Two

Description of Transactions, page 4

2.

Section 5(b) of exhibit 3.5 and section 2(b) of exhibit 4.8 allows you to reduce the conversion price of the preferred or the exercise price of the warrants "to any amount...deemed appropriate by the Board." Please disclose the existence of this provision in your prospectus and tell us whether the number of shares issuable upon exercise of warrants or conversion of the preferred stock could be increased in the event of a unilateral warrant exercise price adjustment or conversion rate adjustment by Selectica. Also tell us what consideration you gave to including a risk factor that highlights the risk to investors from the potential dilution that would result if the Board decides to reduce the conversion or exercise price substantially below the market price of your common.

Company Response:

The Company acknowledges the Staff’s comment and has revised its prospectus in the Amendment to disclose the existence of these provisions in its Certificate of Designations, Preferences and Rights of Series C Convertible Preferred Stock (“Certificate of Designations”) and in its Series A Warrants to Purchase Common Stock (the “Warrants”).  The Company supplementally advises the Staff that the number of shares issuable upon exercise of the Warrants would not be increased in the event of a unilateral warrant exercise price adjustment, but that the number of shares issuable upon conversion of the preferred stock would be increased in the event of a conversion rate adjustment by the Company.

The Company further advises the Staff that the Company included this conversion price reduction provision in its Certificate of Designations to retain the flexibility to reduce the conversion price to encourage conversion of the Series C Stock into shares of common stock. While such a conversion price reduction could result in substantial dilution if the Board decides to reduce the conversion price substantially below the market price of the Company’s common stock, the Company does not anticipate that any such unilateral conversion price reduction will occur or, if the Company were to utilize the provision, it would not do so in any substantially dilutive manner, and, thus, did not include a more specific risk factor beyond the general dilution risk factor included in the Company’s Form 10-K for the year ended March 31, 2013, which was incorporated by reference into the prospectus. However, upon further consideration of the Staff’s comment, the Company has included the following supplemental risk factor in the Company’s Form 10-Q for its quarter ended June 30, 2013, filed with the SEC on August 14, 2013, and which is incorporated by reference into the prospectus:

“Furthermore, the provisions of the Series C Stock provide that we have the ability to reduce the conversion price of the Series C Stock to any amount and for any period of time deemed appropriate by our Board. While we have no plans to utilize this feature and expect our Series C Stock to convert to common stock at our upcoming annual meeting of stockholders scheduled for September 10, 2013, if we were to reduce the conversion price of the Series C Stock, existing stockholders could suffer significant dilution which could also adversely affect the prevailing market price of our common stock and impair our ability to raise funds in additional stock financings.”

United States Securities and Exchange Commission

August 16, 2013

Page Three

Selling Stockholders, page 5

3.	Please indicate whether any of the entities in your table are broker-dealers or affiliate of broker-dealers.

Company Response:

In response to the Staff's comment, the Company confirms that none of the Selling Stockholders are broker-dealers and that none of the Selling Stockholders are affiliates of broker-dealers.

*     *     *

The Company acknowledges that it is responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require and that should the SEC or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the SEC from taking any action with respect to the filing. The Company further acknowledges that the action of the SEC or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing, and that the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.. If you have any questions regarding the Form S-3, the Amendment or the Company’s other filings, please feel free to contact me at (408) 667.6653 or our outside counsel Eric Wang at (650) 833.2106 or Eric.Wang@dlapiper.com or David Richardson at (916) 930.3256 or David.Richardson@dlapiper.com.

Very truly yours,

SELECTICA, INC.

By:	/s/ Todd Spartz
Name:	Todd Spartz
Title:	Chief Financial Officer

cc:           Eric Wang (DLA Piper)

David Richardson (DLA Piper)